Henya Food Corp.
26 Kendall St.
New Haven, CT 06512

October 19, 2007

VIA FAX (202)772-9202
AND EDGAR

Mara L. Ransom, Esq.
Mail Stop 3561
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C.  2054

Re:          Henya Food Corp.
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 20, 2007
File No. 333-142658

Dear Ms. Ransom:

We are in receipt of your comment letter dated September 7, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Summary Information, page 1

1.             In the second paragraph you state that you intend to enter into broker agreements with food processors and food distributors.  In the third paragraph you state you have entered into broker agreements with food processors to represent their business in the global food market, and with food distributors to procure new products for their exclusive distribution in specific markets.  These statements appear inconsistent.  Please revise here and throughout your document to more clearly distinguish your current status and activities from your future plans.  This comment also applies to your statements in the second and third paragraphs relating to revenues; you should consistently state that you have received no revenues from operations and have received commissions only from related parties.

We have revised the registration statement to clearly distinguish our current status and activities from our future plans.  Further, we have revised the registration statement to consistently state that we have received no revenues from operations and have received commissions only from related parties.

2.             In addition, reference to the “global” food market is inappropriate for a company in your early stage of development.  Please delete here and elsewhere, such as the last paragraph on page 12.

We have revised the registration statement to remove any reference to “global food market.”

3.             We note your response to comment 1 in our letter of July 27, 2007.  Please correct typographical and grammatical errors in the third, fifth and sixth sentences of the third paragraph.

We have revised the registration statement to correct typographical and grammatical errors in the third, fifth and sixth sentences of the third paragraph.

4.     We note your response to comment 3 in our letter of July 27, 2007.  However you have not deleted “management team” in the last paragraph on page 12 or references to “Officers and directors” under Certain Relationships and Related Transactions on page 18, Statements of Operations (Unaudited) and Note 5.  Please revise.

We have revised the registration statement to delete references to “management team” in the last paragraph on page 12 and references to “Officers and directors” under Certain Relationships and Related Transaction on page 18, Statement of Operations (Unaudited) and Note 5.

Description of Business, page 11

5.     We note the following statements in paragraphs two, three and four, respectively:

·        “Once a product is listed, Henya as a broker will also schedule promotions.”
·        “As well as representing products to buyers (selling), Henya offer a number of other services.  These may include merchandising (planning promotions, and keeping product on the shelf) computerized ordering and data collection services.”
·        “Henya will make sure the product is on the shelf, adjust shelf space, handle complaints, pull damaged product, rush through an unplanned order, handle any special promotions or displays, and monitor competitor activity.  Henya will also handle any problem situations for clients.”

As we emphasize the above, you state that Henya “will” or “may” perform these services.  Please clarify if Henya currently provides these services or intends to do so in the future, or both.  If Henya currently provides these services, please describe them with more specificity and indicate who performs them.  We note that you have no employees, however, you have entered into certain broker agreements but it does not appear that you have discussed the services you have provided to date under these agreements, if any.

                       We have revised the registration statement to make clear that although we intend to perform these services in the future, we do not currently provide these services.
6.             We also note you repeat this disclosure on page 12.  Please generally review your document to eliminate duplicative disclosure.

We have revised the registration statement to eliminate duplicative disclosure.

7.    You indicate you represent products to a variety of prospective buyers.  Please describe the products you represent and the arrangements you have for selling them.

Products represented currently include: smoked salmon; salsa; condiments; meat alternatives (i.e. vegetarian chicken and beef products); kosher grocery products (i.e. pizza, tea, confectionary etc.).  Under the terms of the brokers agreements Henya has with each of: Foodfest International 2000 Inc. (Concord, Ontario) , Coastal Labels (Vancouver, British Columbia), Bandana Bandito (Antioch, Illinois) and Golding Farm Foods (Winston-Salem, North Carolina), each company agrees to pay HENYA for services rendered by HENYA under the broker agreement, a basic commission of five (5) % on NET RECEIPTS of the products sold by HENYA. “Net Receipts” for the purposes of this agreement, is defined as Gross Receipts, less returns and cash discounts.

8.             Please explain whether the manufacturers of the products you represent are the “Principals” you refer to.  Your reference to simply to “companies” does not provide enough information about what these companies do.

Our reference to “Principals” throughout this document refers to the companies which Henya currently represents as a food broker: Foodfest International 2000 Inc. (Concord, Ontario), Coastal Labels (Vancouver, British Columbia), Bandana Bandito (Antioch, Illinois) and Golding Farm Foods (Winston-Salem, North Carolina).

9.             Generally describe the terms of the broker agreements you have with Foodfest International 2000 Inc. (Concord, Ontario), Coastal Labels (Vancouver, British Columbia), Bandana Bandito (Antioch, Illinois) and Golding Farm Foods.  (Winston-Salem, North Carolina).  We note you have indicated the terms of your agreements are 5 consecutive one year terms.

Please note the terms of the broker agreements that we have with Foodfest International 2000 Inc. (Concord, Ontario), Coastal Labels (Vancouver, British Columbia), Bandana Bandito (Antioch, Illinois) and Golding Farm Foods (Winston-Salem, North Carolina):

PRINCIPAL agrees to pay HENYA for services rendered by HENYA under this agreement, a basic commission of five (5) % on NET RECEIPTS of the products sold by HENYA. “Net Receipts” for the purposes of this agreement, is defined as Gross Receipts, less returns and cash discounts. All commissions earned in the first year will be payable within fifteen (15) working days after the end of the 12th calendar month.  In all subsequent years, such commission shall be paid within fifteen (15) working days after the end of each calendar month.

PRINCIPAL and HENYA shall establish the Marketing strategy for PRINCIPAL’s products to be represented by HENYA. HENYA and PRINCIPAL will agree on the parameters of all warranties, price ranges, and other commitments regarding the Products and in performing its duties, HENYA will make no representations, warranties, or commitments binding PRINCIPAL beyond such parameters without PRINCIPAL’s prior consent.

Both PRINCIPAL and HENYA shall cooperate on the exchange of information for the sales development of the products to maximize the profitability to the parties.

PRINCIPAL shall provide HENYA with names of persons and companies as appropriate who have requested information on PRINCIPAL products, together with general correspondence, quotes, price, and timely delivery information.

PRINCIPAL shall provide HENYA, without charge, all necessary supplies, samples, promotional materials, reprints of advertising and such other items as PRINCIPAL and HENYA shall deem advisable for promotions of PRINCIPAL’s business.

To the extent approved in advance by the PRINCIPAL, out of pocket expenses will be reimbursed by the PRINCIPAL upon presentation of proper invoices.

PRINCIPAL agrees to employ HENYA for five (5) consecutive one year periods. Either party may terminate this Agreement if it serves the other with a notice of termination, by certified mail return receipt requested, at least 60 days prior to each annual anniversary date of this Agreement.

10.             We note your response to comment 11 in our letter of July 27, 2007.  It does not appear you have specifically addressed our comment.  Specifically, your indication that Mr. Ender has established working relationships with key managers and representatives of supermarket chains, foodservice establishments, distributors, manufacturers and processors does not explain how such relationships will assist Henya.  Specifically, please explain how distributors and major supermarkets are “instrumental in helping exporters to introduce new products.”

We have revised our registration statement to better explain how distributors and major supermarkets are “instrumental in helping exporters to introduce new products.”  In this regard, Henya can be instrumental in assisting exporters to introduce new products through existing distribution relationships.

Certain Relationships and Related Transactions, page 18

11.             We note your response to comment 16 of our letter of July 27, 2007.  You have revised this discussion but it does not state that all of your commissions received to date have been received from related parties, as you indicate in your response.  Please revise to state this and quantify the amounts you refer to in this discussion.

We have revised our discussion within our registration statement to clarify that all of our commissions received have been received from related parties.  In addition, we have quantified the amounts that we refer to in our discussion

Employment Agreements, page 20

12.             Notwithstanding your response to comment 20 in our letter of July 27, 2007, it does not appear you have filed the internal memorandum referred to, although you do refer to it as Exhibit 3.3.  Please advise or revise.

We have revised our registration statement to include the internal memorandum referred to as Exhibit 3.3.

Financial Statements

13.             Please update this discussion, as well as your Plan of Operations, to include your unaudited financial information for the period ended July 30, 2007.

We have updated our discussion, as well our Plan of Operations, to include our unaudited financial information for the period ended July 30, 2007.

Finally, we acknowledge the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Henya Food Corp.

By: /s/ Henry Ender
       HENRY ENDER
       Chief Executive Officer